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 CUSIP No.  90328P100                    13D                 Page 1 of 3 Pages

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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                                U.S. ELECTRICAR, INC.

                              Common Stock, no par value

                                CUSIP No.:  90328P100

                                       D.H. Kim
                                Hyundai Motor Company
                              140-2 Kye-Dong, Chongro-Ku
                                 Seoul 110-173 Korea
                                   011 822 746 1114

                                      J.T. Choo
                       Hyundai Electronics Industries Co., Ltd.
                             San 136-1, AMI-R1 Rubal-EUB
                         Ichon-S1, KYOUNGKI-DO 467-860 Korea
                                  011-82-336-30-2611

                                   October 9, 1997


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  90328P100                     13D                  Page 2 of 3 Pages

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ITEM 4.  PURPOSE OF TRANSACTION

    (a)-(j) As previously disclosed, the purpose for the acquisition of the Purchased Shares by each of the Purchasers is for investment. However, in an effort to protect the value of their investment, the Purchasers reserve the right to express their views to management and the Board of Directors of the Company from time to time concerning the strategic direction and financial condition of the Company.

    On October 17, 1997, Hyundai Motor Company sent a letter to the Board of Directors of the Company expressing concern about the financial condition of the Company and the lack of steps that have been taken to improve it. The letter requested that changes be made as soon as possible to define a corporate strategy which focuses on enhancement of the Company's technology development capacity while cutting other non-essential, unproductive costs and activities. The letter also proposed the appointment of new management who would be better positioned to bring about this type of restructuring. Hyundai Electronics Industries Co., Ltd. expressed similar views in a letter to the Board of Directors dated October 9, 1997. The Purchasers understand that other large shareholders have made similar requests of the Company.

    To date, the Purchasers have not exercised their contractual right to have a designee appointed to the Board of Directors of the Company.


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CUSIP No.  90328P100                     13D                 Page 3 of 3 Pages

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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Hyundai Motor Company



Dated: October 27, 1997           By: Jae Wan Lee
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                                  Its: Authorized Representative
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                                  Hyundai Electronics Industries Co., Ltd.



Dated: October 27, 1997           By: Jin Kim
                                     ---------------------------------------

                                  Its: Authorized Representative
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